

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2021

Jessica L. Thomas
Chief Financial Officer and Secretary
MECHANICAL TECHNOLOGY INC
325 Washington Avenue Extension
Albany, New York 12205

   Re: MECHANICAL TECHNOLOGY INC
     Preliminary Proxy Statement on Schedule 14A
     Filed August 30, 2021
     File No. 001-40261

Dear Ms. Thomas:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Penny Somer-Greif, Esq.